

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 28, 2010

D. Kirk McAllaster, Jr., Executive Vice President
Cole Credit Office/Industrial Trust, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re: Cole Credit Office/Industrial Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed April 30, 2010**
> **File No. 333-166447**

Dear Mr. McAllaster, Jr.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   We note that you are registering $2,975,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

Cover Page

6.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

7.   We note your disclosure that this offering may be extended beyond two years from the date of the prospectus. Please revise your disclosure to comply with Rule 415(a)(5). Please also revise your disclosure to state the final termination date of the extension period.

8.   Both the first and eight bullet points address your lack of operating history. Please revise to combine the two noted bullet points or tell us why such items represent separate and distinct risks.

9.   It appears that the second sentence in the first bullet point risk factor attempts to mitigate the fact that you have no operating history. Please revise to remove the mitigating language.

10.   It appears that the third and seventh bullet points both address the uncertainty of duration for your program. As such, please revise to combine the two bullet points.

11.   Please expand the fifth bullet point to disclose that you may sell assets to pay distributions. Please make similar revisions to your disclosure on page 8.

12.   The twelfth bullet point concerning ownership restrictions does not appear to be a principal risk that should be included on this page. Please revise to relocate it to your risk factors section or advise.

13.   Please revise to include a bullet point to clarify the risk associated with the fact that this is a best efforts offering and that you may end up only achieving the minimum or a slightly larger amount.

Questions and Answers about this Offering, page 1

14.   If you choose to include both a Q&A and summary section in the prospectus, please revise to eliminate repetition between the two sections. We note, for example only, the description of the investments you intend to make and the terms of the offering appear in both the Q&A and the summary.

15.   Your Q&A section and the Summary provide detailed information that is more appropriate for the body of the prospectus. Please limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

How are you different from your competitors who offer non-traded finite-life public REIT…? Page 1

16.   We note that you do not have a fixed liquidation date. Please clarify that you are not a non-traded finite-life public REIT.

17.   It is not clear how any the information provided in this answer actually distinguishes you from your competitors. Please revise to substantiate your implication that your competitors do not:
          • have properties that are "strategically located,"
          • engage in a "disciplined investment" approach,
          • lease to "creditworthy tenants," and
          • have years of experience.

Prospectus Summary, page 6

18.   Please revise to limit the promotional statements in your summary section. To the extent that such statements are supportable, please relocate them to the section where you provide disclosure pursuant to Item 101 of Regulation S-K. For example, you disclose that you have "competitive advantages" when it comes to your resources and the ability to purchase properties for cash. Such disclosure should be relocated and accompanied by substantiation.

Compensation to Our Advisor and its Affiliates, page 12

19.   Please revise the fee disclosure for the acquisition and operational stage to include estimated amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 62.

Exit Strategy, page 14

20.   We note your disclosure that if shareholder approval is not obtained for extending or amending the sale, liquidation or listing deadline or for liquidating or dissolving, you will not be required to sell, liquidate or list and could continue in perpetuity. Please add a risk factor to address this risk.

21.   Please revise to clarify if you will include the proposals seeking approval of an extension of your deadline or a liquidation in the same proxy statement, which would appear to reduce the chance that you would receive approval of neither course of action.

Risk Factors, page 18

22.   We note your disclosure in the opening paragraph that additional risks are described in the prospectus. Your disclosure must include all material risks to the company.   References to additional risks that are not disclosed in this section are not appropriate. Please revise your disclosure accordingly.

23.   Please add a risk factor to discuss the particular risks currently associated with high vacancy rates for commercial property. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.

We have no prior operating history…., page 18

24.   The statements regarding your sponsor's experience mitigates the risk disclosure included here. Please revise to remove mitigating disclosure from this risk factor.

If we internalize our management functions…., page 22

25.   Here or in the appropriate section, please revise to clarify if you would only internalize your management functions if you are able to retain key personnel. If not, please revise to clarify why you would pay compensation in an internalization transaction if key personnel are not retained.

In general, each participating broker-dealer…., page 27

26.   It appears that the conflict described in this risk factor applies to any offering where commissions are paid. As such, it is not clear how it is specific to you. Please revise to clarify how this risk is specific to you or revise to remove the risk factor as it appears both broad and generic.

If you do not agree with the decisions of our board of directors…., page 30

27.   The facts presented here apply to companies across industries. As such, this risk factor appears broad and generic. Please revise to clarify how this risk is specific to you or revise to remove.

Our operating results will be affected by economic and regulatory changes…., page 32

28.   This risk factor and the one with the subheading "adverse economic and geopolitical conditions…" on page 35 appear to address the same risk. Please revise to combine the two risk factors or revise to clarify how they address separate risks.

Interest-only indebtedness may increase our risk of default…., page 42

29.   This risk factor and the one with the subheading "if we enter into financing arrangements involving balloon payment obligations…" appear to address the same risk. Please revise to combine the two risk factors or revise to clarify how they address separate risks.

Management, page 52

30.   We note your disclosure on page 53 that your board will be responsible for reviewing fees and expenses paid to your sponsor's affiliates. Please revise to discuss the remedies or actions available to the board if it determines that the compensation arrangements are not reasonable or in the best interest of shareholders. To the extent that termination is an option, please revise to identify the fee(s) that would be payable to your sponsor's affiliates in such event.

Executive Officers and Directors, page 54

31.	For each director, please provide all of the disclosure required by Item 401(e) of
Regulation S-K.   For example, for Mr. Cole, please disclose the specific
experience, qualifications, attributes or skills that led to the conclusion that he
should serve as a director for you in light of your business and structure.

Management Compensation, page 62

32.	For your acquisition and operational stage fees, please revise to discuss the
services to be performed for each fee. Please refer to the Item 4.A of Industry
Guide 5. It should be clear from your disclosure if your advisor is able to enlist
other parties to perform such services.

33.	In your conflicts disclosure, we note that your advisor will also manage and/or
lease your property. On page 66, we note that Cole Realty Advisors manages
your properties. If there is a fee associated with property management/leasing
that is not already disclosed here, please revise to discuss such fees.

34.	We note that "invested assets" is based on book value before depreciation and bad
debts. Please clarify if "invested assets" takes into account impairments to your
assets. Also, because you are defining the term "invested assets," please provide
sufficient detail in the table that would allow an ordinary investor to understand
the meaning of the term.

35.	From footnote 7, we note that you will reimburse your advisor for personnel
costs. Please specifically state whether you will reimburse your advisor for the
salaries and benefits to be paid to your named executive officers. If so, please tell
us what consideration you have given to providing the disclosure required by Item
402 regarding compensation of your named executive officers. Refer to Item
402(a)(2), which requires disclosure of compensation paid "by any person for all
services rendered in all capacities to the registrant."

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates, page 71

36.	Instead of referring simply to "such fees," please revise to specifically highlight
that both your advisory fees and acquisition fees are assessed regardless of the
quality or performance of properties acquired.

37.	Please revise to clarify that basing the acquisition and advisory fees on the costs
of the properties may influence decisions related to property acquisitions.

38.	Please revise to clarify here that your advisor (or its affiliates) is able to receive
fees from both sides of a transaction if you are either purchasing or selling
properties or assets with a related party.

Certain Conflict Resolution Procedures, page 71

39.   We note that you will not pay an amount beyond the appraised value for property
        acquired from a related party. Please revise to clarify if the appraisal will be
        conducted by an independent party. Also, clarify how you will determine the
        price of any property you may sell to a related party.

Investment Objectives and Policies, page 74

Our Competitive Strengths, page 74

40.   We note that you intend to provide disclosure regarding the average experience of
        your management team. References to the average years of experience of
        management are not appropriate. Please remove this disclosure or provide it on
        an individual basis.

Conditions to Closing Our Acquisitions, page 79

41.   We note that you may seek to obtain an option to purchase a property. Further,
        we note that you might surrender this money if the property is not purchased.
        Please add a risk factor to address this risk.

Investment in Other Real Estate-Related Securities, page 83

42.   We note your disclosure that you may invest in real estate related securities.
        Please tell us whether there are any restrictions in your charter on the amount of
        your portfolio that may be invested in this type of assets. In addition, please
        provide us with a detailed legal analysis of how you will manage your portfolio in
        a manner that will enable you to avoid becoming subject to regulation under the
        Investment Company Act.

Acquisition of Properties from Affiliates of our Advisor, page 85

43.   We note your disclosure that you will not pay an amount greater than the
        appraisal of any property you acquire from a related party or the cost of the
        property to the affiliate. If you have both the cost and appraisal value, please
        revise to clarify if you are limited to the greater of the two values or the lesser of
        such values. Also, please clarify if the "substantial justification" exception is
        available to allow you to pay a price greater than the appraisal value.

Management's Discussion and Analysis … page 89

Overview, page 89

44.   Please clarify what type of net lease you intend to enter into with tenants and
        clarify what expenses will be passed on to the tenants.

Liquidity and Capital Resources, page 91

45.   Please clarify whether you have a line of credit agreement or anticipate entering
        into a credit agreement.

Prior Performance Summary, page 94

46.   You state that your sponsor has sponsored 66 privately offered programs.
        However, you have only identified 64 private programs and 2 publicly offered
        REITs. Please revise to reconcile your disclosure.

47.   Please note that aggregate figures should be presented separately for public and
        non-public programs. It appears that you have aggregated the disclosure of all
        prior programs. Please revise your disclosure accordingly. Please refer to Item
        8.A.1 of Industry Guide 5.

48.   In the second full paragraph on page 95, we note the disclosure concerning your
        "debt offerings," which you have aggregated as program disclosure. Please revise
        to provide more detail about these offerings to provide more context as to why
        you consider the debt offerings programs.

49.   In connection with the preceding comment, we note the disclosure that properties
        were sold "as part of" various other programs. Please revise to elaborate how
        such sales were related to the other programs.

50.   You refer to "Cole Exchange Entities" for the first time on page 95 but do not
        provide a sufficient description of such entities. Please revise to elaborate.
        Clarify if the entities sold interests in property it already held as part of the IRC
        1031 exchanges. If so, please explain how the value of the property interests were
        determined and identify the consideration received in return for such interests.

51.   We note that you identify Cole Credit Property Trust as a private offering.
        However, it appears that you have been filing public reports for this entity for
        several years. Please clarify that reports are available for all three of the trusts.

Description of Shares, page 97

Restrictions on Ownership and Transfer, page 99

52.   We note your disclosure that individuals attempting to acquire shares in violation
        of the restrictions must provide 15 days notice. However, on pages 29 and 104,
        you state that these individuals must provide 10 business days notice before
        acquiring shares that would violate the restrictions. Please revise your disclosure

to clarify whether an individual must provide 15 days notice or 10 business days notice when attempting to acquire shares that would violate the restrictions.

Distribution Policy and Distributions, page 101

53.   Please revise the bullet list on page 101 to include the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Share Redemption Program, page 104

54.   We note your disclosure on page 19 that the board may reject any request for redemption. Please add that disclosure to this section and disclose the circumstances when the board may reject a request.

Valuation Policy, page 107

55.   Please revise to clarify if the "estimated value of your shares" will be equivalent to your net asset value. If not, please revise to clarify why you would not use net asset value to determine the estimated value of your shares.

Plan of Distribution, page 139

Shares Purchased by Affiliates, page 141

56.   Please disclose whether the shares purchased by your affiliates will be subject to a lock-up agreement, and if so, please describe the agreement.

Appendix A: Prior Performance Tables, page A-1

57.   We note that you have indicated that several of the prior programs have had similar investment objectives to yours. Please discuss the factors you considered in determining which previous programs you considered to have "similar investment objectives", and clarify whether the other programs presented (e.g. CCPT I) are considered to be ones having similar investment objectives to yours.

58.   Please tell us your basis for including information for CCPT III in these tables even though it appears that it has not closed on its recent offering. Please refer to Instruction 1 to the tables in Appendix II of Industry Guide 5.

Table I, page A-2

59.   Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note

that the "Dollar Amount Raised" should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

60.   We note your disclosure that CCPT II's offering is ongoing. Please tell us if CCPT II has conducted more than one offering since inception. If so, you may provide disclosure of the offering that has closed, if appropriate, and include footnote disclosure noting the existence of the ongoing disclosure.

Table II

61.   We note that you have provided disclosure for offerings that have closed since January 2006. Information should be presented only for the past three years. Please revise Table II to provide disclosure since January 2007.

62.   We note that you have not included any acquisition fee disclosure. Please revise to clarify if such fees were waived or if they are included in the "real estate commissions" line item. Such clarification may be provided via footnote.

Table III

63.   We note that you present the line items "Net income (loss)" and "Source" on a tax basis in each table. However, based on the disclosure in footnote 6, Cole Credit Property Trust, Inc., Cole Credit Property Trust II, Inc., and Cole Credit Property Trust III, Inc. maintain their books on a GAAP basis. Please revise these tables accordingly.

Part II.

Item 37. Undertakings

64.   Please revise your disclosure in subclause (a)(2) to provide the disclosure required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

65.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Pokorny at (202) 551-3714 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)5 51-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Heath D. Linsky, Esq.
        via facsimile (404) 365-9532